 gcee

Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 4
DATED DECEMBER 4, 2003
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 4 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 3 dated November 12, 2003, Supplement No. 2 dated November 7, 2003 and Supplement No. 1 dated October 23, 2003, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

BiLo Archdale Commons, Charlotte, North Carolina

We anticipate purchasing land for a to be built single user retail center known as BiLo Archdale Commons to contain 46,017 gross leasable square feet. We will acquire the land and will ground lease the land to BiLo, who will build and own a 46,017 square foot building on the site. The land is located at the intersection of South Boulevard and Archdale Drive, Charlotte, North Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $4,202,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $91 per square foot of leasable space upon completion of the building.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.

BiLo Archdale Commons is anticipated to be completed in 2004. One tenant, BiLo, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

BiLo	46,017	100	330,000	*

* A 20 year ground lease will begin upon our acquisition of the land. We expect the tenant will be responsible for all real estate taxes, insurance and common area maintenance costs.

Darien Towne Centre, Darien, Illinois

We anticipate purchasing an existing shopping center known as Darien Towne Centre containing 217,505 gross leasable square feet. The center is located at 2189 75th Street, in Darien, Illinois.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $30,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $138 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Home Depot, Circuit City and PetSmart, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Home Depot	109,200	50	8.35	05/94	04/03
			8.60	05/03	04/08
			9.10	05/08	04/14

Circuit City	32,984	15	10.50	05/94	01/05
			11.55	02/05	01/10
			12.71	02/10	01/15

PetSmart	25,487	12	11.20	10/94	09/04
			11.70	10/04	09/09

For federal income tax purposes, the depreciable basis in this property will be approximately $22,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Darien Towne Centre was built in 1994. As of December 1, 2003, this property was 95% occupied, with a total 216,005 square feet was leased to 13 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Jenny Craig	2,000	02/04	1/5 yr.	42,600	21.30
Payless/Soccer Post	2,986	07/04	-	52,852	17.70
Great Clips	1,532	08/04	1/5 yr.	31,498	20.56
Murray's Discount Auto	10,000	10/04	1/10 yr.	110,000	11.00
Signature Cleaners	1,500	11/04	-	37,260	24.84
Gingiss Formalwear	2,000	12/04	-	34,000	17.00
Gladstone Realtors	2,468	03/05	-	44,498	18.03
Deals	12,000	07/07	1/5 yr.	120,000	10.00
PetSmart	25,487	09/09	5/5 yr.	285,454	11.20
Panera Bread	4,500	12/13	-	94,500	21.00
Home Depot	109,200	04/14	-	911,820	8.35
Circuit City	32,984	01/15	-	346,332	10.50
TGI Fridays	*	05/94		72,600	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Stony Creek Marketplace, Noblesville, Indiana

We anticipate purchasing a newly constructed shopping center known as Stony Creek Marketplace containing 153,803 gross leasable square feet. The center is located at 1713C Mercantile Boulevard in Noblesville, Indiana.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $25,750,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $167 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, T.J. Maxx, Linens 'N Things and Barnes & Noble, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

T. J. Maxx	30,000	20	9.50	09/03	09/13

Linens 'N Things	28,445	17	11.50	09/03	01/09
			12.00	02/09	01/14

Barnes & Noble	21,980	14	13.50	09/03	01/16

For federal income tax purposes, the depreciable basis in this property will be approximately $19,300,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Stony Creek Marketplace was built in 2003. As of December 1, 2003, this property was 95% occupied, with a total 153,803 square feet was leased to 17 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Cingular Wireless	1,487	06/08	-	31,227	21.00
RJ Fastframe	1,618	06/08	1/5 yr.	33,915	20.96
The UPS Store	1,618	07/08	1/5 yr.	33,978	21.00
Quizno's Classic Subs	1,600	12/09	-	29,600	18.50
Blockbuster	4,892	05/11	-	102,732	21.00
Today's Bedroom One	4,890	06/11		90,465	18.50
Panera Bread	4,200	12/12	-	88,200	21.00
Maggie Mo's	1,615	03/13	-	33,915	21.00
Qdaba Mexican Restaurant	2,272	04/13	1/5 yr.	45,440	20.00
Ossip Optomotry, P.C.	3,230	04/13	-	60,563	18.75
Pier 1 Imports	9,381	06/13	-	160,696	17.13
Shoe Carnival	10,000	08/13	-	129.999	13.00
T.J. Maxx	30,000	09/13	-	285,000	9.50
Linens 'N Things	28,445	01/14	-	327,118	11.50
Factory Card Outlet	11,250	01/14	-	160,313	14.25
Barnes & Noble	21,980	01/16	-	296,730	13.50
Logan's Roadhouse	8,000	02/18	-	75,500	9.44

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Hickory Ridge Shopping Center, Hickory, North Carolina

We anticipate purchasing an existing shopping center known as Hickory Ridge Shopping Center containing 310,360 gross leasable square feet. The center is located at Catawba Valley Road in Hickory, North Carolina.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $41,900,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $135 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Linens 'N Things and Kohl's, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	45,000	14	10.75	07/99	01/14

Linens 'N Things	35,000	11	10.50	07/00	06/15

Kohl's	86,584	28	7.00	08/99	02/20

For federal income tax purposes, the depreciable basis in this property will be approximately $31,400,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Hickory Ridge Shopping Center was built in 1999. As of December 1, 2003, this property was 96% occupied, with a total 298,784 square feet leased to 19 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Old Navy	25,000	08/04	212.500	8.50
Sprint	2,800	11/04	50,400	18.00
Great Clips	1,200	12/04	22,800	19.00
Osaka	2,100	01/05	40,950	19.50
Thai Orchid	2,800	01/05	53,200	19.00
Tony's Pizza	2,100	01/05	45,150	21.50
Hallmark	6,000	10/05	93,900	15.65
Factory Mattress	3,600	11/06	66,600	18.50
Party City	12,000	06/09	150,000	12.50
Marshall's	30,000	08/09	219,000	7.30
Shoe Carnival	12,000	01/10	129,000	10.75
Family Christian Bookstore	5,000	07/10	90,000	18.00
The Avenue	6,600	01/13	78,012	11.82
Best Buy	45,000	01/14	483,750	10.75
Linens 'N Things	35,000	06/15	367,500	10.50
A.C. Moore	21,000	12/15	248,850	11.85
Kohl's	86,584	02/20	606,088	7.00
Dicks Sporting Goods	*	01/21	185,000	*
Babys R Us	*	01/13	126,647	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of November 30, 2003:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	11,666,330	116,658,070	12,135,329	104,522,741

Shares sold pursuant to our distribution reinvestment program	1,319	12,530	-	12,530

	11,687,649	116,870,600	12,135,329	104,735,271

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.